

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2018

Lois Zabrocky
Chief Executive Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

  Re: International Seaways, Inc.
    Registration Statement on Form S-3
    Filed April 17, 2018
    File No. 333-224313

Dear Mr. Zabrocky:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 17, 2018

Cover Page

1. Please refer to footnote 1. We note your disclosure that "[s]ecurities registered hereunder may be sold separately, together or as units with other securities registered hereunder." Please revise the registration statement to register the offering of units, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the units. Alternatively, please confirm that you will not be offering any units and revise this footnote accordingly.

Description of Preferred Stock, page 15

2.   We note your disclosure in the first paragraph that no preferred stock is outstanding. We also note your reference to identifying selling security holders in a prospectus supplement. Please delete such reference as you do not appear to comply with the requirements of Rule 430B(b)(2) of the Securities Act of 1933 or, alternatively, please advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Donald E. Field at (202) 551-3680 or Laura Nicholson at (202) 551-3584 with any questions.

                                        Division of Corporation Finance
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